RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:06 19 March 2025 RNS Number : 1997B Unilever PLC 19 March 2025 TRANSACTIONS IN OWN SECURITIES 19 March 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 18 March 2025 Number of ordinary shares purchased: 346,700 Highest price paid per share: GBP 45.5500 Lowest price paid per share: GBP 45.0200 Volume weighted average price paid per share: GBP 45.3571 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 55,995,731 of its ordinary share and has 2,512,552,088 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 45.3594 327,666 BATS 0.0000 0 Chi-X 45.3176 14,802 Turquoise 45.3162 4,232 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 760 45.55 XLON 08 324 45.53 XLON 08 530 45.53 XLON 08 300 45.53 XLON 09 290 45.51 XLON 09 265 45.49 XLON 09 281 45.47 XLON 09 278 45.45 XLON 09 302 45.50 XLON 09 283 45.48 XLON 09 265 45.50 XLON 09 93 45.50 XLON 09 296 45.48 XLON 09 292 45.46 XLON 09 440 45.45 XLON 09 17 45.45 XLON 09 198 45.47 XLON 09 227 45.47 XLON 09 468 45.45 XLON 09 7 45.45 XLON 09 262 45.46 XLON 09 337 45.43 XLON 09 719 45.51 XLON 09 576 45.49 XLON 09 143 45.49 XLON 09 609 45.47 XLON 09 324 45.44 XLON 09 399 45.44 XLON 09 335 45.42 XLON 09 324 45.40 XLON 09 29 45.40 XLON 09 17 45.45 XLON 09 831 45.45 XLON 09 324 45.43 XLON 09 598 45.43 XLON 09 324 45.41 XLON 09 531 45.41 XLON 09 309 45.42 XLON 09 333 45.42 XLON 09 97 45.40 XLON 09 517 45.40 XLON 09 198 45.38 XLON 09 244 45.38 XLON 09 627 45.38 XLON 09 586 45.39 XLON 09 486 45.39 XLON 09 109 45.39 XLON 09 324 45.39 XLON 09 235 45.39 XLON 09 122 45.47 XLON 10 372 45.47 XLON 10 393 45.47 XLON 10 324 45.47 XLON 10 215 45.47 XLON 10 283 45.47 XLON 10 265 45.47 XLON 10 36 45.47 XLON 10 214 45.47 XLON 10 250 45.49 XLON 10 327 45.49 XLON 10 266 45.47 XLON 10 258 45.47 XLON 10 261 45.48 XLON 10 522 45.49 XLON 10 583 45.49 XLON 10 75 45.47 XLON 10 140 45.47 XLON 10 267 45.47 XLON 10 540 45.45 XLON 10 280 45.45 XLON 10 283 45.44 XLON 10 52 45.42 XLON 10 249 45.42 XLON 10 259 45.42 XLON 10 299 45.42 XLON 10 261 45.41 XLON 10 295 45.40 XLON 10 324 45.38 XLON 10 10 45.38 XLON 10 255 45.40 XLON 10 248 45.38 XLON 10 61 45.38 XLON 10 138 45.38 XLON 10 128 45.38 XLON 10 289 45.38 XLON 10 273 45.38 XLON 10 272 45.38 XLON 10 324 45.41 XLON 10 465 45.41 XLON 10 81 45.41 XLON 10 324 45.41 XLON 10 512 45.41 XLON 10 176 45.45 XLON 10 241 45.45 XLON 10 556 45.45 XLON 10 5 45.43 XLON 10

279 45.43 XLON 10 130 45.43 XLON 10 522 45.43 XLON 10 324 45.43 XLON 10 664 45.43 XLON 10 658 45.43 XLON 10 317 45.43 XLON 10 924 45.43 XLON 10 324 45.41 XLON 10 312 45.41 XLON 10 293 45.41 XLON 10 302 45.42 XLON 10 567 45.42 XLON 10 324 45.44 XLON 10 324 45.44 XLON 10 144 45.44 XLON 10 324 45.44 XLON 10 616 45.44 XLON 10 507 45.44 XLON 10 164 45.44 XLON 10 4 45.44 XLON 11 666 45.44 XLON 11 244 45.44 XLON 11 186 45.47 XLON 11 61 45.47 XLON 11 87 45.47 XLON 11 141 45.47 XLON 11 602 45.47 XLON 11 216 45.47 XLON 11 241 45.47 XLON 11 930 45.46 XLON 11 324 45.44 XLON 11 655 45.44 XLON 11 181 45.42 XLON 11 661 45.42 XLON 11 917 45.39 XLON 11 372 45.41 XLON 11 375 45.39 XLON 11 132 45.39 XLON 11 738 45.36 XLON 11 72 45.36 XLON 11 298 45.34 XLON 11 1 45.34 XLON 11 363 45.34 XLON 11 590 45.34 XLON 11 528 45.32 XLON 11 292 45.31 XLON 11 532 45.31 XLON 11 289 45.29 XLON 11 9 45.27 XLON 11 646 45.27 XLON 11 285 45.26 XLON 11 609 45.26 XLON 11 485 45.24 XLON 11 515 45.21 XLON 11 184 45.21 XLON 11 35 45.21 XLON 11 53 45.20 XLON 11 732 45.20 XLON 11 126 45.18 XLON 11 757 45.18 XLON 11 735 45.17 XLON 11 529 45.15 XLON 11 60 45.15 XLON 11 832 45.16 XLON 11 116 45.16 XLON 11 377 45.13 XLON 11 610 45.12 XLON 11 74 45.10 XLON 11 244 45.10 XLON 11 627 45.10 XLON 11 598 45.07 XLON 11 217 45.07 XLON 11 361 45.09 XLON 11 124 45.09 XLON 11 415 45.09 XLON 11 24 45.07 XLON 11 666 45.07 XLON 11 25 45.07 XLON 11 274 45.05 XLON 11 12 45.05 XLON 11 352 45.02 XLON 11 415 45.02 XLON 11 337 45.05 XLON 11 622 45.05 XLON 11 324 45.05 XLON 11 657 45.05 XLON 11 527 45.09 XLON 12 421 45.09 XLON 12 706 45.07 XLON 12 230 45.07 XLON 12 602 45.08 XLON 12 44 45.08 XLON 12 324 45.09 XLON 12 72 45.09 XLON 12 436 45.09 XLON 12 49 45.09 XLON 12 72 45.09 XLON 12 953 45.09 XLON 12 919 45.07 XLON 12 11 45.09 XLON 12 57 45.09 XLON 12 407 45.09 XLON 12 507 45.09 XLON 12 234 45.09 XLON 12 334 45.09 XLON 12 324 45.09 XLON 12 46 45.09 XLON 12 928 45.07 XLON 12 475 45.08 XLON 12 118 45.08 XLON 12 33 45.08 XLON 12 603 45.08 XLON 12 920 45.07 XLON 12 18 45.07 XLON 12 144 45.07 XLON 12 830 45.07 XLON 12 932 45.05 XLON 12 954 45.14 XLON 12 184 45.13 XLON 12 63 45.13 XLON 12 4 45.13 XLON 12 602 45.15 XLON 12 129 45.15 XLON 12 114 45.15 XLON 12 190 45.14 XLON 12 777 45.14 XLON 12 270 45.18 XLON 12 602 45.18 XLON 12 199 45.18 XLON 12 185 45.18 XLON 12 209 45.20 XLON 12 38 45.20 XLON 12 609 45.19 XLON 12 323 45.19 XLON 12 144 45.17 XLON 12 792 45.17 XLON 12 251 45.19 XLON 12 680 45.19 XLON 12 324 45.23 XLON 12 626 45.23 XLON 12 923 45.26 XLON 12 941 45.24 XLON 12 955 45.25 XLON 12 684 45.29 XLON 12 233 45.29 XLON 12 941 45.35 XLON 13 921 45.33 XLON 13 934 45.31 XLON 13 37 45.35 XLON 13 158 45.35 XLON 13 952 45.36 XLON 13 219 45.36 XLON 13 181 45.36 XLON 13 4 45.36 XLON 13 451 45.36 XLON 13 5 45.36 XLON 13 200 45.36 XLON 13 184 45.36 XLON 13 451 45.36 XLON 13

405 45.39 XLON 13 84 45.40 XLON 13 451 45.40 XLON 13 396 45.38 XLON 13 324 45.38 XLON 13 18 45.38 XLON 13 192 45.38 XLON 13 969 45.36 XLON 13 913 45.34 XLON 13 968 45.33 XLON 13 264 45.31 XLON 13 693 45.31 XLON 13 969 45.29 XLON 13 126 45.26 XLON 13 36 45.26 XLON 13 393 45.26 XLON 13 8 45.28 XLON 13 467 45.28 XLON 13 17 45.30 XLON 13 377 45.30 XLON 13 461 45.32 XLON 13 314 45.30 XLON 13 104 45.28 XLON 13 360 45.28 XLON 13 94 45.28 XLON 13 566 45.28 XLON 13 540 45.28 XLON 13 115 45.28 XLON 13 324 45.26 XLON 13 39 45.26 XLON 13 18 45.26 XLON 13 380 45.26 XLON 13 9 45.32 XLON 13 666 45.32 XLON 13 170 45.32 XLON 13 488 45.32 XLON 13 979 45.36 XLON 13 734 45.34 XLON 13 871 45.34 XLON 13 193 45.38 XLON 13 771 45.38 XLON 13 902 45.40 XLON 13 57 45.40 XLON 13 369 45.40 XLON 13 158 45.40 XLON 13 432 45.38 XLON 13 247 45.38 XLON 13 628 45.36 XLON 13 266 45.36 XLON 13 324 45.37 XLON 13 53 45.37 XLON 13 443 45.35 XLON 13 433 45.35 XLON 13 369 45.36 XLON 13 659 45.37 XLON 13 492 45.39 XLON 13 74 45.39 XLON 13 341 45.41 XLON 13 424 45.41 XLON 13 70 45.42 XLON 13 566 45.42 XLON 13 378 45.41 XLON 13 787 45.41 XLON 13 707 45.41 XLON 13 571 45.39 XLON 13 476 45.37 XLON 13 409 45.39 XLON 13 163 45.37 XLON 13 136 45.37 XLON 13 4 45.37 XLON 13 56 45.37 XLON 13 1 45.37 XLON 13 201 45.37 XLON 13 270 45.37 XLON 13 13 45.35 XLON 13 533 45.37 XLON 13 453 45.37 XLON 13 440 45.37 XLON 13 124 45.37 XLON 13 239 45.37 XLON 13 289 45.38 XLON 13 264 45.37 XLON 13 261 45.37 XLON 13 279 45.37 XLON 13 284 45.37 XLON 13 258 45.37 XLON 13 438 45.37 XLON 13 432 45.42 XLON 13 162 45.42 XLON 13 51 45.42 XLON 13 303 45.42 XLON 13 813 45.44 XLON 13 160 45.44 XLON 13 817 45.42 XLON 13 155 45.42 XLON 13 274 45.44 XLON 14 81 45.44 XLON 14 158 45.44 XLON 14 474 45.44 XLON 14 937 45.42 XLON 14 175 45.46 XLON 14 125 45.46 XLON 14 177 45.46 XLON 14 565 45.46 XLON 14 166 45.46 XLON 14 213 45.45 XLON 14 230 45.45 XLON 14 197 45.45 XLON 14 565 45.45 XLON 14 161 45.45 XLON 14 212 45.45 XLON 14 165 45.45 XLON 14 922 45.44 XLON 14 946 45.42 XLON 14 189 45.46 XLON 14 58 45.46 XLON 14 208 45.46 XLON 14 71 45.46 XLON 14 936 45.44 XLON 14 939 45.47 XLON 14 961 45.45 XLON 14 200 45.49 XLON 14 270 45.49 XLON 14 34 45.49 XLON 14 707 45.49 XLON 14 202 45.49 XLON 14 186 45.49 XLON 14 158 45.49 XLON 14 946 45.50 XLON 14 962 45.48 XLON 14 919 45.46 XLON 14 378 45.48 XLON 14 608 45.48 XLON 14 79 45.49 XLON 14 742 45.49 XLON 14 47 45.49 XLON 14 53 45.50 XLON 14 650 45.50 XLON 14 288 45.50 XLON 14 660 45.50 XLON 14 736 45.50 XLON 14 403 45.48 XLON 14 19 45.48 XLON 14 961 45.49 XLON 14 919 45.49 XLON 14 976 45.48 XLON 14 553 45.46 XLON 14 327 45.46 XLON 14 337 45.47 XLON 14 636 45.47 XLON 14 65 45.49 XLON 14 211 45.49 XLON 14 123 45.49 XLON 14 46 45.49 XLON 14 591 45.49 XLON 14 14 45.51 XLON 14 184 45.51 XLON 14 104 45.51 XLON 14 129 45.50 XLON 14 118 45.50 XLON 14

157 45.50 XLON 14 15 45.51 XLON 14 917 45.51 XLON 14 971 45.49 XLON 14 182 45.51 XLON 14 324 45.51 XLON 14 312 45.51 XLON 14 149 45.51 XLON 14 984 45.51 XLON 14 436 45.53 XLON 14 509 45.53 XLON 14 920 45.53 XLON 14 666 45.53 XLON 14 261 45.53 XLON 14 970 45.53 XLON 14 1 45.51 XLON 14 912 45.51 XLON 14 981 45.51 XLON 14 58 45.51 XLON 14 144 45.51 XLON 14 299 45.51 XLON 14 442 45.51 XLON 14 181 45.53 XLON 14 770 45.53 XLON 14 222 45.51 XLON 14 324 45.51 XLON 14 229 45.51 XLON 14 334 45.51 XLON 14 231 45.51 XLON 14 50 45.51 XLON 14 333 45.51 XLON 14 414 45.55 XLON 14 27 45.55 XLON 14 414 45.55 XLON 14 57 45.55 XLON 14 324 45.53 XLON 14 454 45.53 XLON 14 61 45.51 XLON 14 107 45.51 XLON 14 413 45.51 XLON 14 163 45.51 XLON 14 655 45.51 XLON 14 263 45.51 XLON 14 792 45.51 XLON 14 258 45.51 XLON 14 324 45.51 XLON 14 280 45.51 XLON 14 765 45.51 XLON 14 324 45.51 XLON 14 181 45.51 XLON 14 266 45.51 XLON 14 53 45.51 XLON 14 259 45.51 XLON 14 540 45.53 XLON 14 698 45.53 XLON 14 267 45.53 XLON 14 568 45.53 XLON 14 8 45.53 XLON 14 913 45.53 XLON 14 277 45.51 XLON 14 330 45.49 XLON 14 314 45.47 XLON 14 320 45.47 XLON 14 257 45.47 XLON 14 324 45.47 XLON 14 324 45.47 XLON 14 18 45.47 XLON 14 51 45.47 XLON 14 78 45.52 XLON 14 435 45.52 XLON 14 130 45.52 XLON 14 284 45.52 XLON 14 213 45.52 XLON 14 324 45.52 XLON 14 18 45.52 XLON 14 393 45.52 XLON 14 831 45.52 XLON 14 974 45.52 XLON 14 188 45.52 XLON 14 192 45.52 XLON 14 707 45.52 XLON 14 217 45.52 XLON 14 268 45.52 XLON 14 212 45.52 XLON 14 987 45.52 XLON 14 984 45.52 XLON 14 79 45.52 XLON 14 843 45.52 XLON 14 923 45.52 XLON 14 324 45.50 XLON 14 590 45.50 XLON 14 364 45.48 XLON 14 128 45.52 XLON 15 166 45.52 XLON 15 208 45.52 XLON 15 218 45.52 XLON 15 105 45.52 XLON 15 957 45.50 XLON 15 29 45.50 XLON 15 336 45.50 XLON 15 400 45.52 XLON 15 324 45.52 XLON 15 236 45.52 XLON 15 591 45.50 XLON 15 397 45.51 XLON 15 326 45.51 XLON 15 260 45.51 XLON 15 237 45.52 XLON 15 187 45.52 XLON 15 203 45.52 XLON 15 240 45.51 XLON 15 133 45.51 XLON 15 198 45.51 XLON 15 187 45.51 XLON 15 489 45.50 XLON 15 468 45.50 XLON 15 309 45.48 XLON 15 135 45.48 XLON 15 707 45.48 XLON 15 118 45.48 XLON 15 47 45.49 XLON 15 871 45.49 XLON 15 987 45.47 XLON 15 636 45.47 XLON 15 672 45.45 XLON 15 310 45.45 XLON 15 296 45.43 XLON 15 155 45.44 XLON 15 546 45.44 XLON 15 261 45.44 XLON 15 123 45.44 XLON 15 197 45.44 XLON 15 913 45.44 XLON 15 113 45.43 XLON 15 613 45.43 XLON 15 288 45.42 XLON 15 218 45.42 XLON 15 42 45.42 XLON 15 390 45.42 XLON 15 77 45.42 XLON 15 895 45.42 XLON 15 118 45.41 XLON 15 344 45.41 XLON 15 280 45.41 XLON 15 18 45.41 XLON 15 948 45.40 XLON 15 112 45.41 XLON 15 220 45.41 XLON 15 918 45.42 XLON 15 128 45.44 XLON 15 707 45.44 XLON 15 117 45.44 XLON 15 707 45.44 XLON 15 213 45.44 XLON 15 100 45.44 XLON 15 220 45.44 XLON 15 191 45.44 XLON 15 400 45.44 XLON 15 540 45.44 XLON 15 40 45.42 XLON 15

200 45.42 XLON 15 7 45.42 XLON 15 14 45.42 XLON 15 1 45.42 XLON 15 33 45.42 XLON 15 662 45.42 XLON 15 101 45.40 XLON 15 313 45.40 XLON 15 513 45.40 XLON 15 885 45.38 XLON 15 280 45.38 XLON 15 234 45.38 XLON 15 196 45.38 XLON 15 223 45.38 XLON 15 400 45.37 XLON 15 6 45.37 XLON 15 548 45.37 XLON 15 796 45.35 XLON 15 986 45.34 XLON 15 144 45.31 XLON 15 787 45.31 XLON 15 371 45.29 XLON 15 240 45.29 XLON 15 639 45.30 XLON 15 185 45.30 XLON 15 922 45.30 XLON 15 667 45.28 XLON 15 1 45.28 XLON 15 116 45.28 XLON 15 170 45.29 XLON 15 29 45.29 XLON 15 444 45.29 XLON 15 318 45.29 XLON 15 917 45.28 XLON 15 7 45.31 XLON 15 221 45.31 XLON 15 201 45.31 XLON 15 885 45.31 XLON 15 45 45.31 XLON 15 202 45.31 XLON 15 228 45.31 XLON 15 125 45.31 XLON 15 186 45.31 XLON 15 796 45.31 XLON 15 925 45.30 XLON 15 220 45.31 XLON 15 190 45.31 XLON 15 124 45.31 XLON 15 4 45.31 XLON 15 885 45.30 XLON 15 121 45.30 XLON 15 270 45.30 XLON 15 197 45.30 XLON 15 36 45.30 XLON 15 796 45.31 XLON 15 377 45.30 XLON 15 28 45.30 XLON 15 565 45.30 XLON 15 324 45.30 XLON 15 635 45.30 XLON 15 238 45.33 XLON 15 9 45.33 XLON 15 666 45.33 XLON 15 980 45.32 XLON 15 324 45.30 XLON 15 35 45.30 XLON 15 288 45.30 XLON 15 301 45.30 XLON 15 349 45.30 XLON 15 16 45.30 XLON 15 517 45.30 XLON 15 1 45.30 XLON 15 793 45.30 XLON 15 241 45.28 XLON 15 324 45.28 XLON 15 356 45.28 XLON 15 85 45.27 XLON 15 340 45.27 XLON 15 107 45.27 XLON 15 134 45.27 XLON 15 503 45.27 XLON 15 477 45.27 XLON 15 272 45.25 XLON 15 102 45.26 XLON 15 213 45.26 XLON 15 200 45.26 XLON 15 312 45.26 XLON 15 112 45.26 XLON 15 885 45.26 XLON 15 198 45.24 XLON 15 788 45.24 XLON 15 279 45.24 XLON 15 531 45.23 XLON 15 13 45.22 XLON 15 18 45.22 XLON 15 270 45.22 XLON 15 624 45.22 XLON 15 23 45.23 XLON 15 958 45.23 XLON 15 923 45.23 XLON 16 116 45.25 XLON 16 471 45.25 XLON 16 885 45.24 XLON 16 2 45.24 XLON 16 115 45.24 XLON 16 79 45.24 XLON 16 240 45.24 XLON 16 7 45.24 XLON 16 234 45.24 XLON 16 156 45.26 XLON 16 205 45.26 XLON 16 32 45.26 XLON 16 215 45.28 XLON 16 885 45.28 XLON 16 126 45.28 XLON 16 211 45.28 XLON 16 885 45.28 XLON 16 550 45.28 XLON 16 280 45.28 XLON 16 130 45.28 XLON 16 1,000 45.28 XLON 16 885 45.30 XLON 16 885 45.30 XLON 16 7 45.32 XLON 16 76 45.32 XLON 16 107 45.32 XLON 16 500 45.32 XLON 16 218 45.32 XLON 16 885 45.32 XLON 16 201 45.32 XLON 16 94 45.31 XLON 16 862 45.31 XLON 16 118 45.31 XLON 16 885 45.31 XLON 16 312 45.31 XLON 16 150 45.31 XLON 16 120 45.31 XLON 16 844 45.31 XLON 16 210 45.31 XLON 16 885 45.31 XLON 16 150 45.31 XLON 16 213 45.31 XLON 16 985 45.31 XLON 16 700 45.30 XLON 16 128 45.30 XLON 16 885 45.30 XLON 16 210 45.30 XLON 16 104 45.30 XLON 16 120 45.30 XLON 16 122 45.30 XLON 16 885 45.30 XLON 16 240 45.30 XLON 16 52 45.30 XLON 16 919 45.29 XLON 16 666 45.29 XLON 16 50 45.29 XLON 16 211 45.29 XLON 16 655 45.30 XLON 16 314 45.30 XLON 16 231 45.29 XLON 16

696 45.29 XLON 16 735 45.28 CHIX 16 92 45.28 CHIX 16 121 45.30 XLON 16 313 45.30 XLON 16 885 45.30 XLON 16 123 45.30 XLON 16 117 45.30 XLON 16 199 45.30 XLON 16 240 45.30 XLON 16 196 45.30 XLON 16 783 45.30 XLON 16 778 45.29 TRQX 16 49 45.29 XLON 16 483 45.29 XLON 16 451 45.29 XLON 16 519 45.29 CHIX 16 885 45.30 XLON 16 115 45.30 XLON 16 211 45.30 XLON 16 312 45.30 XLON 16 186 45.30 XLON 16 240 45.30 XLON 16 116 45.32 XLON 16 450 45.32 XLON 16 885 45.32 XLON 16 241 45.32 XLON 16 203 45.32 XLON 16 132 45.32 XLON 16 206 45.32 XLON 16 183 45.32 XLON 16 885 45.32 XLON 16 116 45.32 XLON 16 240 45.32 XLON 16 127 45.32 XLON 16 885 45.32 XLON 16 138 45.32 XLON 16 219 45.32 XLON 16 885 45.32 XLON 16 182 45.32 XLON 16 219 45.32 XLON 16 264 45.32 XLON 16 120 45.32 XLON 16 101 45.32 XLON 16 885 45.32 XLON 16 129 45.32 XLON 16 220 45.32 XLON 16 233 45.32 XLON 16 213 45.32 XLON 16 1,227 45.32 XLON 16 556 45.33 TRQX 16 496 45.33 XLON 16 484 45.33 XLON 16 954 45.33 CHIX 16 271 45.33 TRQX 16 834 45.33 CHIX 16 315 45.33 TRQX 16 958 45.33 XLON 16 715 45.33 CHIX 16 885 45.32 XLON 16 321 45.32 XLON 16 116 45.32 XLON 16 201 45.32 XLON 16 303 45.31 TRQX 16 952 45.31 XLON 16 250 45.31 CHIX 16 391 45.33 XLON 16 4 45.33 XLON 16 549 45.33 XLON 16 885 45.33 XLON 16 129 45.33 XLON 16 206 45.33 XLON 16 205 45.33 XLON 16 103 45.33 XLON 16 259 45.33 XLON 16 240 45.33 XLON 16 591 45.33 XLON 16 118 45.33 XLON 16 211 45.33 XLON 16 831 45.33 XLON 16 208 45.33 XLON 16 322 45.33 XLON 16 200 45.33 XLON 16 194 45.33 XLON 16 324 45.33 XLON 16 618 45.33 XLON 16 885 45.33 XLON 16 120 45.33 XLON 16 326 45.33 XLON 16 100 45.33 XLON 16 259 45.33 XLON 16 210 45.33 XLON 16 127 45.33 XLON 16 915 45.33 XLON 16 885 45.33 XLON 16 115 45.33 XLON 16 215 45.33 XLON 16 195 45.33 XLON 16 259 45.33 XLON 16 151 45.33 XLON 16 130 45.33 XLON 16 885 45.33 XLON 16 215 45.33 XLON 16 100 45.33 XLON 16 247 45.32 TRQX 16 724 45.32 CHIX 16 133 45.32 XLON 16 885 45.32 XLON 16 303 45.32 XLON 16 494 45.32 XLON 16 932 45.31 XLON 16 123 45.32 XLON 16 401 45.33 XLON 16 449 45.33 XLON 16 303 45.33 XLON 16 874 45.33 XLON 16 61 45.33 XLON 16 359 45.33 XLON 16 304 45.33 XLON 16 885 45.33 XLON 16 929 45.33 XLON 16 885 45.33 XLON 16 344 45.33 XLON 16 724 45.34 XLON 16 480 45.34 XLON 16 308 45.34 XLON 16 515 45.34 XLON 16 185 45.34 XLON 16 20 45.34 XLON 16 16 45.34 XLON 16 182 45.34 XLON 16 209 45.34 XLON 16 127 45.34 XLON 16 480 45.34 XLON 16 137 45.34 XLON 16 885 45.33 XLON 16 213 45.33 XLON 16 252 45.32 TRQX 16 796 45.32 XLON 16 140 45.32 CHIX 16 826 45.32 CHIX 16 73 45.32 XLON 16 346 45.32 XLON 16 17 45.32 XLON 16 19 45.32 XLON 16 36 45.32 XLON 16 465 45.32 CHIX 16 25 45.32 CHIX 16 3 45.32 CHIX 16 173 45.32 CHIX 16 297 45.32 CHIX 16 511 45.33 XLON 16 24 45.33 XLON 16 503 45.33 XLON 16 65 45.33 XLON 16 12 45.34 CHIX 16 55 45.34 CHIX 16 100 45.34 CHIX 16 100 45.34 CHIX 16 100 45.34 CHIX 16

262 45.34 CHIX 16 251 45.33 TRQX 16 193 45.33 XLON 16 586 45.33 XLON 16 120 45.33 XLON 16 128 45.33 XLON 16 494 45.33 XLON 16 391 45.33 XLON 16 72 45.33 XLON 16 931 45.33 CHIX 16 885 45.32 XLON 16 51 45.32 XLON 16 950 45.31 XLON 16 921 45.31 CHIX 16 325 45.32 TRQX 16 228 45.32 CHIX 16 66 45.32 CHIX 16 331 45.32 CHIX 16 2 45.32 TRQX 16 8 45.32 TRQX 16 303 45.32 TRQX 16 357 45.32 XLON 16 488 45.32 CHIX 16 420 45.32 CHIX 16 529 45.32 CHIX 16 228 45.32 CHIX 16 286 45.32 CHIX 16 343 45.32 CHIX 16 128 45.32 XLON 16 203 45.32 XLON 16 54 45.32 XLON 16 209 45.32 TRQX 16 62 45.32 TRQX 16 308 45.32 XLON 16 474 45.32 CHIX 16 301 45.31 XLON 16 486 45.31 XLON 16 84 45.31 CHIX 16 3 45.31 CHIX 16 33 45.31 CHIX 16 116 45.31 TRQX 16 1,245 45.31 XLON 16 666 45.32 XLON 16 116 45.31 TRQX 16 116 45.31 TRQX 16 295 45.31 CHIX 16 285 45.31 CHIX 16 109 45.31 CHIX 16 109 45.31 CHIX 16 43 45.31 CHIX 16 285 45.31 CHIX 16 108 45.31 CHIX 16 285 45.31 CHIX 16 25 45.31 CHIX 16 256 45.31 CHIX 16 256 45.31 CHIX 16 259 45.31 XLON 16 146 45.31 XLON 16 182 45.31 XLON 16 148 45.31 XLON 16 26 45.31 XLON 16 82 45.31 XLON 16 97 45.31 XLON 16 169 45.31 XLON 16 2 45.30 TRQX 16 329 45.31 XLON 16 19 45.31 XLON 16 218 45.31 XLON 16 203 45.31 XLON 16 44 45.31 XLON 16 486 45.31 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.